January 30, 2009

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 7010 Washington, D.C. 20549-0306

RE:	CEMEX, S.A.B. de C.V.
Form 20-F for the year ended December 31, 2007
File No. 1-14946

Ladies and Gentlemen:

On behalf of CEMEX, S.A.B. de C.V. (the "Company"), this letter provides responses to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Mr. Héctor Medina, Executive Vice President of Planning and Finance of the Company, dated December 3, 2008 (the "Comment Letter"), in connection with the Company's annual report on Form 20-F for the year ended December 31, 2007 (the "2007 20-F"), filed with the Commission on June 30, 2008.  The Company's responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff's comments before the corresponding response.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  Some of our comments refer to U.S. GAAP literature.  If your accounting under Mexican GAAP differs from your accounting under U.S. GAAP, please also show us the additional disclosures that will be included in your U.S. GAAP reconciliation footnote.  These revisions should be included in your future filings.

RESPONSE:    The Company notes and will comply with the Staff’s comment.

Item 5 - Operating and Financial Review and Prospects, page 73

Liquidity and Capital Resources, page 113

2.
Please provide disclosure of the existence and timing of commitments for capital expenditures.  In addition, please further enhance your disclosures to discuss changes in working capital and significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.  Also, provide a table showing the principal sources and uses of cash for each period presented.

RESPONSE:    The Company notes for the Staff that, as part of the Company’s disclosure relating to each country where it operates in "Item 4 – Business Overview" of the 2007 20-F, the Company discloses the amounts of capital expenditures incurred during each of the three years ended December 31, 2007, as well as its projected capital expenditures for 2008. In response to the Staff's comment, however, the Company proposes to additionally include a table compiling all these data as part of its disclosure in "Item 5 – Liquidity and Capital Resources," as illustrated by the table set forth below for the year ended December 31, 2007:

At December 31, 2007, in connection with our significant projects, we had contractually committed capital expenditures for approximately U.S.$2,235 million. This amount is expected to be incurred over the next 2.5 years, according to the evolution of the related projects.  Our capital expenditures incurred for the years ended December 31, 2007, 2006 and 2005 and our expected capital expenditures during 2008, which include an allocation to 2008 of a portion of our total future committed amount, are as follows:

(U.S. dollars millions)		Estimated in 2008	2007	2006	2005
North America 1	U.S.$	967	894	697	262
Europe 2		836	723	491	242
Central and South America and the Caribbean 3		181	169	173	144
Africa and the Middle East 4		108	87	47	16
Asia and Australia		117	57	18	9
Others 5		180	111	114	123
Total consolidated	U.S.$	2,389	2,041	1,540	796
Of which:
Expansion capital expenditures 6	U.S.$	1,639
Base capital expenditures 7	U.S.$	750

1
In North America, our estimated capital expenditures during 2008 include amounts related to the expansion of the Yaqui and the Tepeaca plants in Mexico, and the expansion of the Balcones and the Brooksville South plants and the new Seligman Crossing plant in the United States.

2
In Europe, our estimated capital expenditures during 2008 include the new cement mill and the dry mortar plant in the Port of Cartagena and the construction of the new cement production facility in Teruel, Spain, the new grinding mill and blending facility at the Port of Tilbury in the United Kingdom, and the expansion of our cement plants in Poland and Latvia.

3	In Central and South America and the Caribbean, our estimated capital expenditures during 2008 include the construction of the new kiln in Panama.
4	In Africa and the Middle East, our estimated capital expenditures during 2008 include the construction of the new grinding facility in Dubai, UAE.
5	Our “Others” capital expenditures expected during 2008 include our trading activities as well as our corporate requirements.
6
Expansion capital expenditures refer to the acquisition or construction of new assets intended to increase our current operating infrastructure and which are expected to generate additional amounts of operating cash flows.

7
Base capital expenditures refer to the acquisition or construction of new assets that would replace portions of our operating infrastructure and which are expected to maintain our operating continuity.

In light of the fact that during 2008, in response to the continued severe deterioration of the economic environment, the Company substantially reduced its capital expenditures budget, the Company also proposes to include cautionary language concerning possible revisions of planned capital expenditures.

In connection with the Staff's comment relating to significant changes in the Company’s expected sources and uses of cash from period to period, it is worth mentioning that based on new Mexican FRS B-2, "Cash Flow Statement" ("MFRS B-2"), beginning in 2008 the Company is migrating from a Statement of Changes in Financial Position, which considers resources from operations and changes in the balance sheet that include the effects of inflation and unrealized foreign currency fluctuations, to a Statement of Cash Flows. Considering this change, the Company’s next annual report on Form 20-F for the year ended December 31, 2008 (the "2008 20-F"), will present under MFRS B-2 the Company’s resources provided by operations, resources provided by (used in) financing activities and resources provided by (used in) investing activities on a basis consistent with SFAS 95 under U.S. GAAP.

For purposes of exemplifying the Company’s proposed new disclosure in response to the Staff’s comment, the following numbers are derived from those in the Company’s Statement of Changes in Financial Position in the 2007 20-F.  As a model, with numbers to be updated to reflect 2008 results, the Company proposes to include the following table in "Item 5 – Liquidity and Capital Resources" summarizing the main sources and uses of cash from its Statement of Cash Flows:

Our main sources and uses of cash during the years ended December 31, 2007, 2006 and 2005 were as follows:

		2007	2006	2005
Operating activities	Ps
Majority interest net income		26,108	27,855	26,519
Non-cash items		17,804	16,705	16,981
Net change in working capital		1,713	3,285	(420)
Net resources provided by operating activities		45,625	47,845	43,080
Investing activities
Capital expenditures, net of disposals		(21,779)	(16,067)	(9,862)
Disposal (acquisition) of subsidiaries and associates		(146,663)	2,958	(48,729)
Other investments and monetary foreign currency effect		(17,356)	(11,653)	10,289
Net resources used in investing activities		(185,798)	(24,762)	(48,302)
Financing activities
Proceeds from debt (repayments), net, excluding debt assumed through business acquisitions		114,065	(31,235)	15,855
Issuance of perpetual debentures, net of interest paid		16,981	14,490	–
Issuance of common stock		6,399	5,976	4,929
Dividends paid		(6,636)	(6,226)	(5,751)
Other financing activities, net		(460)	4,855	(6,583)
Net resources provided by (used in) in investing activities		130,349	(12,140)	8,450
Increase (decrease) in cash and cash equivalents		(9,824)	10,943	3,228
Cash and cash equivalents at beginning of year		18,494	7,551	4,323
Cash and cash equivalents at end of year	Ps	8,670	18,494	7,551

During the years ended December 31, 2007, 2006 and 2005, Earnings Before Income Tax, Depreciation and Amortization (“EBITDA”), which equals Operating Income before income tax expense, amortization expense and depreciation were Ps49,859, Ps48,466 and Ps44,672, respectively.

Item 15 - Controls and Procedures, page 169

Annual Report on Internal Control over Financial Reporting, page 169

3.
Please revise to state that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on the registrant's internal control over financial reporting.  See Item 15(b)(4) of the Form 20-F requirements.

RESPONSE:   The Company notes the Staff’s comment and will clarify that the registered public accounting firm that audited the financial statements also issued an attestation report on the Company’s internal control over financial reporting in the 2008 20-F.

Item 18 - Financial Statements

Note 3 - Significant Accounting Policies, page F-8

4.
Please disclose the types of expenses that you include in the cost of sales line item, the administrative and selling expenses line item, and the distribution expenses line item.  Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•
in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin.

RESPONSE:   The Company notes for the Staff that the Company has several producing plants and selling points as part of its cement and aggregates business.  All expenses related to warehousing in the Company’s producing plants and transfer (inbound freight) of products and materials within such producing plants are included in the Company’s "cost of sales" line item.  The Company’s administrative and selling expenses refer mainly to the direct costs of the personnel and equipment associated with its commercial departments (selling force), the direct costs associated to warehousing at the points of sale as well as the Company’s transfer costs of finished products from its producing plants to its selling points.  The Company’s distribution expenses relate mainly to freight charges incurred to bring the products from the points of sale to the customers’ premises.

The Company will include additional disclosures for the "cost of sales" and "gross profit" line items clarifying that its cost of sales excludes certain warehousing and distribution expenses in the Company’s MD&A in the 2008 20-F.  The Company’s proposed disclosure, applied to the 2007 20-F, would read as follows:

Cost of Sales

In our cement and aggregates business, we have several producing plants and many selling points. Our Cost of sales excludes freight expenses of finished products from our producing plants to our selling points, the expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of our administrative and selling expenses line item. Likewise, Cost of sales excludes freight expenses from the points of sale to the customers’ locations, which are included as part of our distribution expenses line item. Costs of sales include the expenses related to warehousing at the producing plants as well as transfer costs within our producing plants.

Gross Profit

For the reasons explained above, our gross profit may not be directly comparable to those of other entities that include in cost of sales freight expenses of finished products from the producing plants to their selling points, and the costs related to their selling force and warehousing at the points of sale, which in CEMEX are included within administrative and selling expenses, and the cost associated with freight to the customers’ locations, which in CEMEX are included as part of our distribution expenses.

In addition, the Company will enhance its notes to the financial statements as follows:

R)	COST OF SALES, ADMINISTRATIVE AND SELLING EXPENSES AND DISTRIBUTION EXPENSES

Cost of sales reflects the lower of production cost or replacement cost of inventories at the time of sale, expressed in constant pesos as of the most recent balance sheet date, including depreciation, amortization and depletion of the assets involved in the manufacturing process, as well as the expenses related to warehousing at the producing plants as well as transfer costs within our producing plants. Cost of sales excludes the expenses related to personnel and equipment comprising our selling network; transfer costs from our producing plants to our selling points and those related to warehousing of products at the points of sale, which are included as part of the administrative and selling expenses line item; and freight expenses from the points of sale to the customers’ locations, which are included as part of the distribution expenses line item.

Administrative and selling expenses include the direct costs related to CEMEX’s selling force, transfer costs from our producing plants to our selling points and those related to warehousing of products at the points of sale. For the years ended December 31, 2007, 2006 and 2005, CEMEX’s administrative and selling expenses amounted to Ps10,667 in 2007, Ps9,055 in 2006 and Ps6,521in 2005.

Distribution expenses include all freight expenses to bring the products from the point of sale to the customer’s locations.

Q) - Revenue Recognition, page F-19

5.
We note your disclosure on page 60 that you have trading activities in 106 countries.  Please disclose how you account for these activities and whether you record gross or net revenues, including your basis for that treatment.  Please also disclose your accounting for these activities under U.S. GAAP.

RESPONSE:   The Company notes for the Staff that under Mexican FRS and U.S. GAAP the Company records revenues and expenses related to its trading activities on a gross basis. The Company will include the following additional paragraph related to its trading activities in its accounting policy for revenue recognition in the Company's financial statements to be included in the 2008 20-F:

Revenue from trading activities, in which CEMEX acquires finished products from a third-party and resells them to a different third-party, are recognized on a gross basis, considering that CEMEX assumes full ownership risks of the acquired goods and is not acting as agent. Consequently, expenses related to trading activities are recognized within cost of sales, administrative and selling expenses and distribution expenses, as applicable.

Note 12 - Financial Instruments, page F-34

Covenants, page F-35

6.
Please provide a tabular presentation of the required ratios as well as your actual ratios as of each reporting date.  This disclosure should be provided for all covenants which are material to an understanding of your financial structure.  Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary.

RESPONSE:    The Company notes for the Staff that, on a consolidated basis at the holding company level, it has two significant financial ratio covenants: 1) net debt to EBITDA, and 2) EBITDA to financial expense. The Company further notes for the Staff that the Company’s financial ratios agreed with its lenders are calculated according to the formulas established in the debt agreements, require pro forma adjustments and use definitions for net debt and EBITDA that differ from the amounts recognized under Mexican FRS, such as: a) the requirement to make pro forma calculations on a trailing twelve months basis at each calculation date according to specific foreign currency translation formulas; b) the requirement to add or subtract the fair value of cross currency swaps related to our debt; and c) the requirements to add unconsolidated EBITDA from significant acquisitions and, if applicable, subtract the EBITDA from significant liquidated divestitures. Consequently, the amounts involved in the calculation of our financial ratios are not directly comparable to those included in our financial statements.

As a result, the Company does not consider it appropriate to include specific calculations of amounts that contain certain numerous adjustments from standard line items mandated by specific contractual provisions and that would distort the reader’s understanding of the Company's primary financial statements. The Company’s proposal for the 2008 20-F in response to the Staff’s comment is to include, as part of its Mexican FRS footnotes, a new table including the financial ratio thresholds applicable at each reporting date by its debt agreements and the calculation result at each reporting date, with a narrative explanation of how the ratios are computed under the terms of the related contracts and how such terms relate to the financial statements.  The Company would not include any reconciliation to U.S. GAAP since its debt agreements do not contain any calculation based on these standards.

In response to the Staff’s comment, considering for purposes of this example the information included in the 2007 20-F,  the Company proposes the following sample disclosure:

Covenants

On a consolidated basis at the holding company level, CEMEX’s debt contracts contain restrictive covenants, including requirements to comply with financial ratios, mainly: a) the leverage ratio, net debt to EBITDA; and b) the coverage ratio, EBITDA to financial expense.  As a result of several modifications in the debt agreements negotiated with CEMEX’s creditors, the requirement to maintain a ratio of net debt to EBITDA equal to or lower than 3.5 times had been waived at December 31, 2006 and 2007, and will be reactivated in September 30, 2008. CEMEX currently expects to be in compliance with the leverage ratio financial covenants by such date.

As of December 31, 2007, 2006 and 2005, after taking into account the above-mentioned waivers of the leverage ratio, CEMEX was in compliance with all its restrictive covenants. Financial ratios are calculated according to the formulas established in the debt agreements using definitions that differ from terms defined under Mexican FRS. These financial ratios require in most cases pro forma adjustments. The main financial ratios included in our debt contracts at December 31, 2007, 2006 and 2005 were as follows:

Financial Covenants	Ratio	2007	2006	2005

Leverage Ratio: Net debt to EBITDA 1, 2	Limit	=< 3.5	=< 3.5	=< 3.5

	Result	3.54 *	1.39	2.40

Coverage Ratio: EBITDA to Financial Expense 3	Limit	> 2.5	> 2.5	> 2.5

	Result	5.8	8.5	6.8

1
The leverage ratio —net debt to EBITDA— is calculated by dividing net debt by pro forma EBITDA for the trailing twelve months as of the calculation date. According to CEMEX's debt agreements, net debt should be calculated considering CEMEX’s total indebtedness plus the absolute value of any negative fair value or minus the positive fair value of cross currency swap derivatives related to such debt, minus cash and cash equivalents and temporary investments.

2
For purposes of the leverage ratio —net debt to EBITDA—, pro forma EBITDA equals, in Mexican peso terms subject to certain translation effects, operating income before amortization expense and depreciation, plus financial income, plus the EBITDA (operating income before amortization expense and depreciation) earned during such twelve months period of any significant business acquired during such period before its consolidation in CEMEX’s financial statements, minus any positive EBITDA (operating income before amortization expense and depreciation) referring to such twelve months period of any significant disposition.

3
The coverage ratio —EBITDA to financial expense— is calculated by dividing pro forma EBITDA for the trailing twelve months as of the calculation date by financial expense. For purposes of this coverage ratio, pro forma EBITDA equals operating income before amortization expense and depreciation plus financial income.

*	Compliance with the leverage ratio covenant has been waived through September 29, 2008.

Note 18 - Selected Financial Information By Geographic Operating Segments, page F-54

7.
It is not clear how total consolidated operating cash flow for each period as presented in this footnote agrees to the amounts presented on your statements of changes in financial position.  Please revise or advise.

RESPONSE:    The Company notes for the Staff that in the first part of note 18 to the financial statements included in the 2007 20-F (page F-53), the Company discloses that it includes operating cash flow by country because it is the main indicator used by management to evaluate the performance of each country.  The Company further notes that it has also disclosed that such line item is defined internally as operating income plus depreciation and amortization expense. With respect to the Company’s total operating income, the Company notes that the amounts for each period agree with the amounts of operating income presented in the Company's consolidated statements of income.

The main differences between the Company’s consolidated operating cash flow as presented in its segment disclosure as compared to the amount of resources provided by operating activities presented in the Company's consolidated statements of changes in financial position are that several items that are added back to or deducted from majority interest net income do not reconcile to operating income, among other factors, because the inflation effects as well as the unrealized foreign currency fluctuations are not eliminated in the preparation of such statement.

The Company further notes that it was never its intention to imply any similarity between operating cash flow as defined in note 18 to the financial statements and resources provided by operating activities as presented in the Company's consolidated statements of changes in financial position.  The Company acknowledges that the operating cash flow definition may generate confusion and, therefore, proposes to replace it with EBITDA.

C) - Other Legal Proceedings and Contingencies, page F-62

8.
Regarding the legal claims of which you are party to, please disclose the amount of the accrual related to each matter, if any, that you have recorded.  Disclose herein or in Note 25 the range of loss in excess of amounts accrued or state that such an estimate cannot be made.

RESPONSE:   The Company notes for the Staff that for purposes of recording an accrual, the Company evaluates the probability that it will incur an obligation as a result of past events, which obligation would imply cash outflows or the delivery of other resources owned by the Company, whether or not claims have been asserted, and without giving effect to any possible future recoveries.

The Company reports those legal claims that it considers material on a stand-alone basis based on both qualitative and quantitative facts. Such claims have been ordered in note 21.C) to the financial statements solely by date, irrespective of the matter involved or the fact that liabilities have been recorded.

In those instances in which the Company has accrued amounts related to legal claims (contingent liabilities) it discloses the accrual. The amounts recorded are the best estimates according to expert sources of the expected amounts payable. Therefore, the Company believes that disclosure of a range of loss is not appropriate as it does not expect to spend significant amounts in excess of such amounts recorded.

In respect of those legal claims (contingencies) that have not yet generated an accrual, considering that the Company estimates the probability of loss to be reasonably low, if the amount of the potential liability is quantifiable, the Company discloses its best estimate of such amount at the date of the financial statements, which can be interpreted as the maximum range of loss.

Finally, there are legal claims (contingencies) which, upon a negative resolution for the Company, may represent a loss of future revenues or an increase in operating costs, such as the possibility that a license to operate a plant or a quarry would be revoked. Therefore, the Company only discloses the causes and facts of the claim and the possible consequences for the Company.  For purposes of the 2008 20-F, the Company proposes to include one caption within note 21 to the financial statements for each of the three categories of legal claims mentioned above with the corresponding explanation.

As applied to the 2007 20-F, the proposed note (with the three categories of legal claims having C), D) and E) as their respective groupings) would have been as follows:

21 C)	CONTINGENT LIABILITIES

At December 31, 2007, CEMEX may be liable for significant legal assessments, in cases which CEMEX believes their resolution will imply cash outflows or the delivery of other resources owned by CEMEX. Consequently, certain provisions have been recorded. The amounts recorded represent the best estimates of the expected amounts payable. Therefore, CEMEX does not expect to spend significant amounts in excess of such amounts recorded. The details of the most significant are as follows:

•
In 2005, through the acquisition of RMC, CEMEX assumed environmental remediation liabilities in the United Kingdom, for which as of December 31, 2007, CEMEX has generated a provision of approximately £122 (U.S.$242 or Ps2,646). The costs have been assessed on a net present value basis.  These environmental remediation liabilities refer to closed and current landfill sites for the confinement of waste, and expenditure has been assessed and quantified over the period in which the sites have the potential to cause environmental harm, which has been accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

•
In August 2005, Cartel Damages Claims, S.A. (“CDC”), filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland AG, CEMEX’s German subsidiary, and other German cement companies. By means of this lawsuit, CDC is seeking approximately €102 (U.S.$149 or Ps1,625) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002. CDC is a Belgian company established in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the purpose of purchasing potential damage claims rom cement consumers and pursuing those claims against the cartel participants. During 2006 new petitioners assigned alleged claims to CDC, and the amount of damages being sought by CDC increased to €114 (U.S.$166 or Ps1,808) plus interest. In February 2007, the District Court in Düsseldorf allowed this procedure. All defendants appealed the resolution. The next hearing on the appeal will take place in March 2008. As of December 31, 2007, CEMEX Deutschland AG has accrued liabilities related to this lawsuit for approximately €20 million (U.S.$29 or Ps319).

•
As of December 31, 2007, CEMEX’s subsidiaries in the United States have accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$48 (Ps524). The environmental matters relate to: a) in the past, in accordance with industry practices, disposing of various materials, which might be currently categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings remain in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, CEMEX’s subsidiaries consider that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on the information developed to date, the subsidiaries do not believe they will be required to spend significant sums on these matters in excess of the amounts previously recorded. Until all environmental studies, investigations, remediation work and negotiations with or litigation against potential sources of recovery have been completed, the ultimate cost that might be incurred to resolve these environmental issues cannot be assured.

21 D)	OTHER LEGAL PROCEEDINGS

CEMEX is involved in several legal assessments which, after considering all elements of the proceedings, have not required the recognition of accruals since CEMEX considers the probability of loss is reasonably low. At December 31, 2007, the details of these assessments with a quantification of the potential loss are as follows:

•
On July 13, 2007, the Australian Takeovers Panel published a declaration of unacceptable circumstances, that CEMEX’s May 2007 announcement that stated it would allow Rinker stockholders to retain the final dividend of 0.25 Australian dollars per share constituted a departure from CEMEX’s announcement on April 10, 2007 that its offer of U.S.$15.85 per share was its “best and final offer”.  The Panel ordered CEMEX to pay compensation of 0.25 Australian dollars per share to Rinker stockholders who sold their shares during the period from April 10 to May 7, 2007, net of any purchases that were made. CEMEX believes that the market was fully informed by its announcement made on April 10, 2007, and notes that the Takeovers Panel has made no finding that CEMEX breached any law. CEMEX has lodged a request for a review of the Panel’s decision. On July 20, 2007, the Review Panel has made an interim order staying the operation of the order until further notice. Although there is insufficient information about the exact amount, CEMEX estimates that the maximum amount it would have to pay if the Panel’s order were affirmed is approximately 29 million Australian dollars (U.S.$25 or Ps273).

•
A third party has sued CEMEX’s subsidiary in Australia, claiming the reimbursement of approximately 22 million Australian dollars (U.S.$19 or $211) of the price it paid in 2006 for the subsidiary’s half interest in an asphalt and road surfacing business. The parties have agreed first to litigate the dispute over the calculation of the final adjustment to the price. The case has been listed for hearings in May 2008.

•
On January 2, 2007, the Polish Competition and Consumers Protection Office the (“Protection Office”) notified CEMEX Polska, a subsidiary in Poland, about the formal initiation of an antitrust proceeding against all cement producers in the country, which include CEMEX’s subsidiaries CEMEX Polska and Cementownia Chelm. The Protection Office assumed in the notification that there was an agreement between all cement producers in Poland by means of which such cement producers agreed on market quotas in terms of production and sales, establishment of prices and other sale conditions and the exchange of information, which limited competition in the Polish market with respect to the production and sale of cement. On January 22, 2007, CEMEX Polska filed its response to the notification, denying firmly that it had committed the practices listed by the Protection Office in the notification. CEMEX Polska has also included in the response various formal comments and objections gathered during the proceeding, as well as facts supporting its position and demonstrating that its activities were in line with competition law. The Protection Office extended the date of the completion of the antitrust proceeding until March 2008, and CEMEX expects further extension. According to the Polish competition law, the maximum fine could reach 10% of the total revenues of the fined company for the calendar year preceding the imposition of the fine. The theoretical estimated penalty applicable to the Polish subsidiaries would amount to approximately 110 million Polish zloty (U.S.$45 or Ps489). As of December 31, 2007, CEMEX considers there are not justified factual grounds to expect fines to be imposed on its subsidiaries; nevertheless, at this stage of the proceeding it is not possible for CEMEX to predict that there would not be an adverse result in the investigation.

•
In December 2006, the union of employees in the Assiut plant, operated by CEMEX’s Egyptian subsidiary, filed a lawsuit against this company, claiming 10% employees’ profit sharing for the fiscal years 2004 and 2005 in the amount of approximately U.S.$12 (Ps131). A resolution from the court is expected in February 2008.

•
In August 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia, claiming that it was liable along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix producers in Colombia, for the premature distress of the roads built for the mass public transportation system in Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads and estimate that the cost of such repair will be approximately U.S.$45 (Ps491). In December 2006, two ASOCRETO officers were formally accused as participants (determiners) in the execution of a state contract without fulfilling all legal requirements thereof. In November 2007, a judge dismissed an annulment petition filed by ASOCRETO’s officers. This decision was appealed. At this stage in the proceedings, it is not possible to assess the likelihood of an adverse result or the potential damages that could be borne by CEMEX Colombia.

•
During 2001, three CEMEX’s subsidiaries in Colombia received a civil liability suit from 42 transporters, contending that these subsidiaries are responsible for alleged damages caused by the breach of raw material transportation contracts. The plaintiffs asked for relief in the amount of approximately 127,242 million Colombian pesos (U.S.$63 or Ps690). In February 2006, CEMEX was notified of the judgment of the court dismissing the claims of the plaintiffs. The case is currently under review by the appellate court.

•
During 1999, several companies filed a civil lawsuit against two subsidiaries of CEMEX in Colombia, alleging that the Ibagué plants were causing damage to their lands due to the pollution they generate. In January 2004, CEMEX Colombia, S.A. was notified of the court’s judgment against CEMEX Colombia, which awarded damages to the plaintiffs in the amount of approximately 21,114 million Colombian pesos (U.S.$10 or Ps114). CEMEX Colombia appealed the judgment. The appeal was accepted and the case was sent to the Tribunal Superior de Ibagué. The case is currently under review by the appellate court. CEMEX expects this proceeding to continue for several years before its final resolution.

21 E)	OTHER CONTINGENCIES

In addition, there are certain legal assessments in which a negative resolution for CEMEX may represent the revocation of operating licenses, in which case CEMEX would experience the decrease of future revenues or the increase in operating costs. At December 31, 2007, the details of these assessments are as follows:

•
In April 2006, the cities of Kastela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to Dalmacijacement, CEMEX’s subsidiary in Croatia, by the Government of Croatia in September 2005. In May 2006, CEMEX filed several lawsuits in different courts seeking a declaration of its rights and demanding the prohibition of the implementation of the Master Plans. The municipal courts in Kastela and Solin have issued first instance judgments dismissing the possessory actions presented by CEMEX. These resolutions have been appealed. It is difficult to determine the impact on CEMEX for the resolutions in Kastela and Solin. These cases are currently under review by the courts and applicable administrative entities in Croatia, and it is expected that these proceedings will continue for several years before resolution.

•
Rinker Materials, one of CEMEX’s subsidiaries in the United States, is the beneficiary of two of ten federal quarrying permits granted for the Lake Belt area in South Florida, which cover one of CEMEX’s largest aggregate quarries in that region. On March 22, 2006, a judge of the U.S. District Court for the Southern District of Florida issued a ruling in connection with litigation brought by environmental groups concerning the manner in which the permits were granted. Although not named as a defendant, Rinker has intervened in the proceedings to protect its interests. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies in connection with the issuance of the permits. The judge remanded the permits to the relevant governmental agencies for further review, which review the governmental agencies have indicated in a March 2007 court filing should take until May 2008 to conclude. The judge also conducted further proceedings to determine the activities to be conducted during the remand period. The judge determined to leave in place CEMEX’s Belt Lake permits in operations until the government agencies conclude their review.  The appellate court set an expedited schedule for the appeal, with a hearing that was held in November 2007.  If the Lake Belt permits were ultimately set aside or quarrying operations under them restricted, CEMEX would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This could adversely affect CEMEX’s operating results in the United States.

Note 23 - Subsequent Events, page F-66

9.
In connection with Venezuela's policy to nationalize certain sectors of the economy, please tell us how you are accounting for CEMEX Venezuela subsequent to the June 18, 2008 decree mandating that the cement production industry in Venezuela be reserved to the State and ordering the conversion of foreign-owned cement companies, including CEMEX Venezuela, into state-controlled companies with Venezuela holding an equity interest of at least 60%.  Further clarify your accounting for CEMEX Venezuela subsequent to August 18, 2008, the date you acknowledged the implementation of the nationalization decree in Venezuela.  Address your accounting under both Mexican FRS and US GAAP.  Quantify for us the total assets, liabilities, revenues and expenses of this subsidiary for all periods presented and indicate whether the nationalization of these assets will have a material impact on your financial position, liquidity or results of operations.

RESPONSE:   The Company advises the Staff that it fully controlled and operated CEMEX Venezuela until August 17, 2008. Thereafter, the Government of Venezuela ordered the confiscation of all of CEMEX Venezuela's business, assets, and shares and took control of its facilities as of August 18, 2008.  The Company consolidated line-by-line the income statement of CEMEX Venezuela for the seven-month period ended July 31, 2008. For balance sheet purposes, since August 2008, the book value of the

Company’s investment in CEMEX Venezuela at July 31, 2008 is presented as part of "Other investments." The Company has not classified its investment in Venezuela within "Assets held for sale" considering that this asset was unilaterally confiscated and will not be disposed of by sale.

The Company further notes that it has been in negotiations with the Government of Venezuela trying to reach a compensation agreement for the Government of Venezuela's decision to confiscate the Company's assets.  On August 20, 2008, the Company received a U.S.$650 million compensation proposal from the Government of Venezuela and, after careful analysis, determined that it could not accept such compensation proposal as it significantly undervalued the Company’s business in Venezuela. Moreover, the offer was lower, proportionally, than the ones made to the other foreign-owned cement companies operating in Venezuela, considering value per ton of installed capacity and EBITDA multiples. In October 2008, the Company's Netherlands subsidiaries which were the record holders of the shares in CEMEX Venezuela submitted a Request for Arbitration seeking international arbitration before the International Centre for Settlement of Investment Disputes and compensation for the value of the nationalized property.

As mentioned in the 2007 20-F, the Company’s net investment in CEMEX Venezuela was approximately Ps8,973 million (approximately U.S.$822 million based on the exchange rate of Ps10.92 per U.S. dollar at December 31, 2007). As of the date of this response letter, the Company has not taken an impairment loss because of the Company's confidence in ultimately obtaining a fair compensation.  Nonetheless, the Company is carefully evaluating the evolution of the arbitration proceedings and any possible negotiations to determine if the book value of its investment in CEMEX Venezuela requires an impairment adjustment.

As of and for the year ended December 31, 2007, the Company’s Venezuelan operations accounted for approximately 2.5% and 2.0% of its consolidated revenues and total assets, respectively.  The Company expects to use the proceeds expected to be received by its Netherlands subsidiaries as compensation from the Government of Venezuela to either reduce its debt or replace the lost installed capacity with an investment elsewhere. The Company expects to achieve in any case a positive effect on its net income, although it is not possible to predict the timing of such compensation or its amount. For these reasons, the Company considers that, after compensation for the confiscated assets is received, the nationalization of the Company’s Venezuelan assets will not have a material impact on the Company’s financial position, liquidity or results of operations. Nonetheless, during the period until compensation is received, the Company will be negatively affected since it will not be able to replace the operating results of CEMEX Venezuela. In any event, the Company does not expect these effects to be significant in light of its overall financial position.

Under Mexican FRS, the Company’s consolidated income statements after August 18 include line-by-line the results of its Venezuelan operations for the seven-month period ended July 31, 2008. Mexican FRS C-15, Impairment of long-lived assets and their disposal, requires that all significant disposals be treated as discontinued operations. The Company measured the materiality of the nationalized Venezuelan operations using a threshold of 5% of consolidated sales, operating income, net income and total assets during all periods presented. Considering the results of the quantitative tests, the Company concluded that the nationalized Venezuelan operations did not reach the materiality thresholds to be classified as discontinued operations. The Company has not identified any difference between MFRS C-15 and SFAS 144 under U.S. GAAP with respect to this treatment of the nationalized Venezuelan operations.

The results of the Company’s quantitative tests, including the liabilities and expenses items mentioned by the Staff, are as follows:

	July 2008	2007	2006
Net sales
CEMEX Consolidated	$145,164	236,669	213,767
CEMEX Venezuela	4,287	6,823	5,496
	3.0%	2.9%	2.6%
Operating income
CEMEX Consolidated	$16,992	32,448	34,505
CEMEX Venezuela	775	1,358	1,245
	4.6%	4.2%	3.6%
Net income
CEMEX Consolidated	$11,314	26,945	29,147
CEMEX Venezuela	11	852	1,039
	0.1%	3.2%	3.6%
Total assets
CEMEX Consolidated	$525,726	524,314	351,083
CEMEX Venezuela	11,010	11,515	10,939
	2.1%	2.2%	3.1%
Total liabilities
CEMEX Consolidated	$308,006	338,161	177,972
CEMEX Venezuela	4,138	2,542	1,108
	1.3%	0.8%	0.6%
Total cost of sales and operating expenses
CEMEX Consolidated	$128,172	204,221	179,262
CEMEX Venezuela	3,512	5,465	4,251
	2.7%	2.7%	2.4%

Note 25 - Differences Between Mexican and United States Accounting Principles, page F-67

General

10.
Given the significant amount of goodwill recognized as a result of the acquisition of Rinker, please disclose the primary reasons for the acquisition of Rinker and a description of the factors that contributed to a purchase price that resulted in recognizing goodwill.  Refer to paragraph 51(b) of SFAS 141.

RESPONSE:   The Company notes for the Staff that, through the Rinker acquisition, the Company reinforced its strategy of investing across its industry’s value chain, expecting to significantly strengthen its aggregates and ready mix businesses. The Company considered Rinker’s operations to be an excellent fit with its own business and to increase the Company’s exposure to some of the fastest growing states with the strongest long-term construction prospects such as Florida, California, Arizona and Nevada. The acquisition of Rinker also afforded the Company an important position in Australia, where Rinker is the second largest building materials company.  Rinker’s ready mix, aggregates, cement, and other building materials assets span a country that is the economic size of Mexico. In addition, Rinker owns and operates high quality quarries (which are used to produce aggregates), a number of which are strategically located near population centers in several key U.S. states mentioned above. Permitted aggregate quarries are scarce in many parts of the U.S. (especially Florida) and Australia, given the nature of the resource and the costs and approvals required to establish and operate quarries. The acquisition of Rinker provided the Company with aggregates reserves of approximately 3.6 billion metric tons, equivalent to approximately 30 years and 43 years of production in the U.S. and Australia, respectively.

On October 27, 2006, the Company made its initial offer to acquire all of the outstanding shares of Rinker for approximately U.S.$12.8 billion or U.S.$13 per share, which represented a premium of 27% over the closing price of Rinker’s shares on that date. According to an assessment of the

Company’s offer prepared by an independent expert appointed by Rinker’s management, in November 26, 2006, the Rinker independent expert concluded that the fair value of Rinker Group was higher than CEMEX offer. Based on such valuation, the independent expert positioned the Rinker price per share in a range of U.S.$15.85 (low) and U.S.$17.74 (high). In the low range, any potential acquirer would be accepting a 45% premium over the price per share at the date of the offer. According to valuation standards, it is acceptable to estimate a control premium of approximately 40% for Rinker.

In April 2007 the Company agreed to pay U.S.$15.85 per Rinker share for a total of approximately U.S.$14,186 million, before approximately U.S.$59 million of direct acquisition expenses, which increased the purchase price to approximately U.S.$14,245 million. The purchase price of Rinker’s shares represented a multiple of 11.2 times estimated EBITDA for 2007 or 10.4 times EBITDA of 2006. The price per share expressed as multiples of EBITDA for other companies in the industry at the time of the purchase showed a range between 10.3 times (low) and 12.1 times (high). Based on the above, the Company believes its purchase price of Rinker was reasonable according to accepted market valuations of expected cash flows generation.

After acquiring Rinker, the Company continued with the allocation of the purchase price to the fair values of all assets acquired and liabilities assumed. For this purpose, the Company engaged independent experts to help in the identification and valuation of all tangible and intangible assets. As part of this process, the Company provided a step-up in the value of property, plant and equipment of approximately U.S.$2.7 billion, and identified and valued extraction rights and permits, trademarks and customer relationships for an aggregate amount of approximately U.S.$3.1 billion. After conclusion of its purchase price allocation, the Company determined a final goodwill of approximately U.S.$8.8 billion.

From this amount of goodwill, approximately U.S.$2.1 billion resulted from the recognition of deferred income taxes. According to the definitions contained in FAS 141, Business combinations, Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized.

The Company believes that goodwill arises from two main sources: 1) under Mexican FRS and/or U.S. GAAP there are several intangible assets that cannot be recognized, such as those related to human capital, industry potential and synergies, or those related to the acquired business model; and 2) the purchase price is basically the quantification of the expected future cash flows into perpetuity, while the valuation techniques and accounting rules accepted for allocating such purchase price to the acquired tangible and intangible assets often require a company to establish a theoretical number of years of useful life. However, following such allocation, a substantial amount of “terminal value” is translated into goodwill.

As announced in the Company’s fourth quarter release published on January 30, 2008, the Company’s results in the fourth quarter include non-cash charges of approximately U.S.$1.5 billion for impairment losses in accordance with Mexican Financial Reporting Standard C-15 "Impairment of long-lived assets and their disposal," of which, approximately U.S.$1.3 billion refer to impairment of goodwill, approximately U.S.$108 million refer to impairment of trademarks related intangibles, and approximately U.S.$100 million refer to impairment of property, machinery and equipment.

The Company performed its required annual goodwill impairment testing during the fourth quarter of 2008 using a discounted cash flow analysis to determine the value in use of its reporting units versus their book values.  The results of the Company's tests indicated that the book value for the Company's reporting units in the United States and Thailand exceeded their related value in use in the amount of approximately U.S.$1,249 million and U.S.$23 million, respectively. The estimated impairment loss, which mainly refers to the Company's acquisition of Rinker, is driven by the negative economic outlook expected by the market during 2009 and 2010 in the global construction industry and that significantly affected the variables included in the Company's estimated discounted cash flow projections, as compared to the valuation performed at the end of 2007. In addition, considering that the Company’s investment in Venezuela is expected to be recovered by means other than by use, the Company recorded an impairment loss of approximately U.S.$61 million resulting from the write-off of the goodwill associated with such country.

Aside from the fact that under U.S. GAAP the Company should follow the step 2 process provided for in SFAS 142 and 144, the Company is still analyzing the differences between Mexican FRS and U.S. GAAP that may affect the amount of discounted cash flows related to its reporting units that were determined under Mexican FRS C-15.

11.	Regarding the sale of trade receivables under securitization programs, please ensure that you meet the disclosure requirements set forth in paragraph 4(h) of SFAS 156.

RESPONSE:   As of and for the year ended December 31, 2007, the Company did not determine any reconciling item resulting from the adoption of SFAS 156 under U.S. GAAP and concluded that the effects of such adoption were immaterial. In arriving at this conclusion the Company considered that the receivables are short-term financial assets with an average collection period of approximately 42 days, and assumed a 1% servicing fee over its approximately U.S.$1,129 million of receivables sold at December 31, 2007. The result is a servicing asset of approximately U.S.$11 million that would be amortized every 42 days.

12.
Please disclose how you account for your extraction rights indefinite lived intangible assets, including how you perform your impairment analysis under SFAS 144.  Please identify each of the significant assumptions used in your analysis and explain the basis for each such assumption.  In addition, please address the following:

•
Please clarify how you determine when to test for impairment. Please expand your discussion to state the types of events and circumstances that you believe indicate impairment.  Please address how frequently you evaluate for these types of events and circumstances; and

•
Please discuss the specific valuation methods used to determine fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used as well as whether certain estimates and assumptions are more subjective than others.

RESPONSE:   The Company notes for the Staff that its extraction rights refer to permits to operate its quarry sites, ready-mix and cement plants.  The Company further notes that before July 1, 2007, the date of Rinker’s acquisition, it did not have indefinite life intangible assets other than goodwill. At December 31, 2007, all facts and other evidence available to the Company indicated that a portion of its extraction rights in the U.S. and Australia, amounting to approximately Ps10.2 billion, were of indefinite life considering that there were no constraints for the Company to renew them indefinitely.  The Company did not test these assets for impairment during 2007 considering the proximity between the fair value’s valuation date and year end.

Before finalizing its purchase price allocation on June 30, 2008, considering new evidence and qualitative elements which were not altogether clear at the end of 2007, the Company determined that the right classification of these permits was of definite life and changed its previous definition.  The Company considered this new classification as a change in estimates and, beginning April 1, 2008, started to recognize amortization expense prospectively. The amortization period basically coincides with the years of estimated proven and probable reserves, which in this case are between 20 and 40 years. The notes to the financial statements to be included in the 2008 20-F will contain disclosure regarding the above-mentioned change in estimates.

At July 1, 2007, cash flows were estimated based on the projected revenue streams that would be generated from the estimated annual tons produced and traded and the weighted average price per ton. To arrive to a debt free net income, the revenue streams were adjusted for operating expenses, depreciation and amortization, depletion and income tax. The debt free net income was then adjusted for non-cash expenses, changes in working capital, and other capital expenditures to arrive at debt free cash flow. The resulting cash flows were then discounted to present value using a risk-adjusted discount rate that represented the required rate of return of the permits.

The discount rates applied to the cash flows from permits at July 1, 2007 were as follows:

Sector	Discount rate
United States
Aggregates	9.8%
Cement	9.8%
Ready-mix	10.0%

Australia	10.5%

Definite life intangible assets and other long-lived assets are tested for impairment whenever impairment indicators exist, such as: a) significant decreases in market prices, b) changes in expected use, physical condition or regulation, c) current-period operating cash flow loss combined with a period of cash flow losses or a projection that demonstrates continuing losses associated with the use of a long-lived asset. Under Mexican FRS, an impairment loss results from the excess of the carrying amount over the net present value of estimated cash flows related to such assets, and is recorded in the income statement for the period when such determination is made as part of other expenses, net.

The Company had never experienced impairment indicators that would require impairment testing until the fourth quarter of 2008, during which time the Company performed impairment testing on its definite life intangible assets in the U.S. reporting unit considering the negative economic outlook. As mentioned in the Company's response to comment # 10 above, the Company's results in the fourth quarter include a non-cash charge for impairment of trademarks of approximately U.S.$108 million. The Company determined that the carrying amount of the asset exceeded the net present value of its specific cash flow projections. In respect to the impairment charge of this asset, the Company does not expect differences between Mexican FRS and U.S. GAAP.

13.
Please clarify your disclosure to state whether there are differences in accounting for impairment of long-lived assets under U.S. GAAP and Mexican FRS.  Under U.S. GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  The carrying amount of an asset is not recoverable when the estimated future undiscounted cash flows expected to result from the use of the asset are less than the carrying value of the asset.  It appears that for Mexican FRS purposes, the carrying amount of an asset might not be recoverable considering the greater of the present value of future net cash flows or the net sales price upon disposal.  In addition, please address whether the potential differing carrying value of your long-lived assets under U.S. GAAP and Mexican FRS could lead to differing amounts of impairment losses.

RESPONSE:   The Company notes for the Staff that, as mentioned in its accounting policy for impairment in note 3K) to its financial statements in the 2007 20-F, the impairment indicators for long-lived assets are fairly much the same under Mexican FRS and U.S. GAAP. However, the Company acknowledges that in the U.S. GAAP reconciliation footnote, it did not disclose the fact that impairment losses can differ under the two accounting standards not only due to different carrying values of certain long-lived assets under U.S. GAAP but also because, in light of evidence indicating that the carrying amount of an asset may not be recoverable, Mexican FRS requires a company to test for impairment using discounted cash flows as opposed to undiscounted cash flows under U.S. GAAP. Consequently, there could be an impairment loss under Mexican FRS but not under U.S. GAAP. Nonetheless, if the undiscounted cash flows test under U.S. GAAP would indicate impairment using undiscounted cash flows, the final amount of the loss would equal that under Mexican FRS assuming there are no discrepancies in the carrying amount, considering that under U.S. GAAP the loss is determined using discounted cash flows.

The Company further notes that, through 2007, it did not consider necessary to explain these technicalities due to the fact that, in those instances in which the Company determined impairment losses on certain idle assets under Mexican FRS, the Company concluded that the amount of the loss

(difference between carrying value and scrap value) would have been the same under U.S. GAAP since any allocation of the inflationary adjustment under U.S. GAAP to the impaired assets would be immaterial.  The Company will incorporate an explanation of the Mexican FRS and U.S. GAAP differences in the 2008 20-F.

(1) - Condensed Financial Information under U.S. GAAP, page F-79

14.
We note your disclosure on page F-19 that you include gains and losses from the sale of fixed assets within other expenses, net.  Please disclose whether you reclassified the gains and losses from the sale of fixed assets to be included in arriving at your operating income.  See paragraph 45 of SFAS 144.

RESPONSE:   The Company notes the Staff’s comment and confirms that gains and losses from the sale of fixed assets were not reclassified from "Other expenses, net" under Mexican FRS into "Operating income" under U.S. GAAP in any of the periods reported. In arriving at this position, the Company considered that those results, which relate mainly to the sale of scrap assets, were incidental to its operations and not related to the Company's core business.  The Company notes that for the years ended December 31, 2007, 2006 and 2005, sale of fixed assets resulted in gains of approximately Ps260 million, Ps76 million and Ps81 million, respectively, in constant peso terms as of December 31, 2007.

In accordance with the Staff’s guidance, the Company will include either the reclassification or a quantified explanation of the reasons the Company considered in not making the reclassification in the 2008 20-F.

(m) - Supplemental Cash Flow Information under U.S. GAAP

15.
Item I7(c)(2)(iii) of the Form 20-F requires either (1) a statement of cash flows prepared in accordance with U.S. GAAP or (2) a quantified description of the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with U.S. GAAP.  As such, please provide either a full statement of cash flows for each period presented, or enhance your disclosures to provide a more detailed quantified discussion of the material differences between SFAS 95 under U.S. GAAP and Mexican FRS.

RESPONSE:   As mentioned in the Company’s response to comment # 2, beginning in 2008, under Mexican FRS, as part of its primary financial statements, the Company will include a Statement of Cash Flows, similar to that prepared under SFAS 95, instead of the Statement of Changes in Financial Position which it had presented through December 31, 2007.  The Company believes that it will not be necessary to include any additional information related to cash flows under U.S. GAAP in the 2008 20-F, at least for the year ended December 31, 2008, and eventually expects to eliminate that disclosure in note 25 to the financial statements when it is no longer relevant to the periods presented.

In the year of transition, Mexican FRS only requires issuers to present one year of the Statement of Cash Flows and, as a transitory rule (until 2010), requires the presentation of the former Statement of Changes in Financial Position for the prior periods presented. In 2008, the Company will follow the transition rules of Mexican FRS.

As a result, during the transition period, the Company’s proposal would be, as suggested by the Staff, to provide a reconciliation between the main captions under Mexican FRS with the equivalent captions of the Statement of Cash Flows under U.S. GAAP. The disclosure would be as follows:

Under Mexican FRS, statements of changes in financial position identify the sources and uses of funds based on the differences between beginning and ending balance sheets in constant pesos. Monetary position results and unrealized foreign exchange results are treated as cash items in the determination of resources provided by operations. Under SFAS 95, statements of cash flows exclude non-cash items. SFAS 95 does not provide any guidance with respect to inflation-adjusted financial statements. The differences between Mexican FRS and U.S. GAAP in the amounts reported are primarily due to (i) the elimination of inflationary effects of monetary assets and liabilities from financing and investing activities against the corresponding monetary position result in operating activities, (ii) the elimination of foreign exchange results from financing and investing activities against the corresponding unrealized foreign exchange result included in operating activities and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

The following table reconciles the cash flow items from Mexican FRS to U.S. GAAP as required under SFAS 95 for the years ended December 31, 2007 and 2006, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by MFRS B-10 and MFRS B-15. The following information is presented in millions of pesos on a historical peso basis and is not presented in pesos of constant purchasing power:

		2007	2006
Net cash provided by operating activities under Mexican FRS	Ps	45,625	47,845
Net income adjustments from Mexican FRS to U.S. GAAP		(4,741)	(308)
Reversal of proportional consolidation		(218)	155
Depreciation and amortization		172	129
Minority interest		2,095	(13)
Deferred income tax and tax uncertainties under FIN 48		3,061	(859)
Removal of estimated monetary position result and constant peso adjustments		(9,472)	(14,054)
Removal of unrealized foreign exchange fluctuations		(3,027)	(16,194)
Other adjustments		(64)	784
Total U.S. GAAP adjustments to operating activities		(12,194)	(30,361)
Net cash provided by operating activities under U.S. GAAP	Ps	33,431	17,484

Net cash provided by (used in) financing activities under Mexican FRS	Ps	130,349	(12,140)
Removal of unrealized foreign exchange fluctuations		(3,311)	(4,428)
Removal of estimated constant peso adjustments		8,809	10,805
Other adjustments		44	1
Total U.S. GAAP adjustments to financing activities		5,542	6,378
Net cash provided by (used in) financing activities under U.S. GAAP	Ps	135,891	(5,762)

Net cash used in investing activities under Mexican FRS	Ps	(185,798)	(24,762)
Reversal of proportional consolidation		172	(205)
Removal of estimated revaluation and constant peso adjustments		1,250	2,763
Removal of foreign currency translation and other equity effects		6,382	20,632
Other adjustments		287	421
Total U.S. GAAP adjustments to investing activities		8,091	23,611
Net cash used in investing activities under U.S. GAAP	Ps	(177,707)	(1,151)

Increase (decrease) in cash and investments under MFRS		(9,824)	10,943
Reversal of proportional consolidation		(2)	(50)
Removal of constant peso adjustments		1,441	(322)
Net U.S. GAAP adjustments to changes in cash and investments		1,439	(372)
Increase (decrease) in cash and investments under US GAAP		(8,385)	10,571

16.
For US readers, disclose the gross amounts of cash receipts and cash payments for items such as debt and property, plant and equipment, acquisition and disposal of subsidiaries, etc.  Refer to paragraph 11 of SFAS 95.

RESPONSE:   The Company respectfully notes for the Staff that in an effort to reduce the length of its primary financial statements considering format constraints, it presents certain items net, such as the cash receipts and cash payments for debt and fixed assets. However, certain gross amounts are disclosed in notes to the financial statements. In note 10 to its financial statements, the Company discloses capital expenditures and disposals separately. Likewise, in the case of debt, as part of note 12 A) to its financial statements, the Company discloses the gross amounts of proceeds from new credits and repayments of debt during the year.

The Company further notes that the only significant amounts not yet presented on a gross basis within a tabular format in the notes to its financial statements are those for cash receipts for the sale and cash payments for the purchase of subsidiaries and associates. However, in each case the Company describes the purchase or sale transaction and the amount paid or received.  The Company will provide the gross amounts of cash receipts and cash payments in the 2008 20-F in response to the Staff’s comment.

*  *  *  *  *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Jaime Leal Ammler (CEMEX Accounting Technology Director - Controllership) at +52 (81) 8888-4183, or our U.S. legal counsel Robert M. Chilstrom (Skadden, Arps, Slate, Meagher & Flom LLP) at 212-735-2588.

Very truly yours,

By:	/s/ Héctor Medina
Name:	Héctor Medina
Title:	Executive Vice President of Planning and Finance